

Monthly Performance Report - April 2020

About AiPEX6

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. AiPEX6 is a risk controlled, excess return index, developed by HSBC and EquBot Inc. AiPEX6 is comprised of publicly traded companies, selected using objective artificial intelligence techniques to dynamically create the portfolio on a monthly basis.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex6.gbm.hsbc.com**
Bloomberg Ticker:	**AiPEX6**
Geographical Focus:	**United States**
Launch Date:	**11/19/2019**
Type of Return:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**Solactive AG**
Index Fee:	**0.85% per year**

Index Performance: Historical & Simulated*

1 Month	0.69%
YTD	-3.07%
1Y	-2.42%
3Y	10.07%
5Y	22.42%
10Y	69.26%
10Y Annualized Volatility	6.00%
10Y Sharpe Ratio	0.90
Cumulative Return	120.18%

Top 10 Holdings: As of 04/30/2020

	Index Weight(%)	Sector
AMAZON.COM INC	2.4%	Retail Trade
ADVANCED MICRO DEVICES	2.1%	Electronic Technology
NEWMONT CORP ORD	1.2%	Non-Energy Minerals
ALPHABET INC-CL A	1.2%	Technology Services
MICROSOFT CORP	1.2%	Technology Services
T-MOBILE US INC	1.2%	Communications
JOHNSON & JOHNSON	1.2%	Health Technology
NETFLIX INC	1.1%	Consumer Services
NVIDIA CORP	1.1%	Electronic Technology
RINGCENTRAL INC	1.1%	Technology Services
Total	**13.8%**	

Annual Index Performance: Historical & Simulated*

2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019
5.0%	-0.1%	4.5%	7.8%	-5.6%	12.3%	8.8%	-0.5%	4.9%	19.3%	5.8%	-0.5%	5.6%	17.0%	-2.5%	5.7%

*Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 04/30/2020. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through August 9, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

HSBC

Monthly Performance Report - April 2020

Top 10 Sector Allocations



Sector	Porfolio	Solactive US Large & Mid Cap Index
Commercial Services	3.15%	1.20%
Consumer Non-Durables	4.89%	5.85%
Consumer Services	4.69%	5.01%
Electronic Technology	11.28%	11.97%
Finance	8.94%	16.07%
Health Services	5.22%	2.48%
Health Technology	21.70%	12.26%
Retail Trade	4.99%	8.42%
Technology Services	22.13%	18.57%
Utilities	2.85%	3.32%

Contributions to Return



Sector	Porfolio	Solactive US Large & Mid Cap Index
Commercial Services	0.33%	0.22%
Consumer Non-Durables	0.17%	0.43%
Consumer Services	0.51%	0.72%
Electronic Technology	1.01%	1.45%
Finance	0.58%	1.61%
Health Services	0.47%	0.42%
Health Technology	2.01%	1.53%
Retail Trade	0.95%	1.51%
Technology Services	3.12%	2.79%
Utilities	0.02%	0.12%

Daily Risk Control Allocation - Historical & Simulated*

	As of 04/30/2020	3Y Average	5Y Average	10Y Average
Equity Porfolio	9.93%	48.17%	47.38%	43.60%
Cash	90.07%	51.83%	52.62%	56.40%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 04/30/2020. The table above sets out the hypothetical back-tested risk control allocation of the Index from April 30, 2004 through August 9, 2019 and actual allocation thereafter. See the risk factors and "Use of Simulated Returns" herein.

